                       SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO

                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
              -----------------------------------------------------
                        (Name of Subject Company (Issuer)

                          QUADRANGLE ASSOCIATES III LLC
       ------------------------------------------------------------------
       (Names of Filing Persons (Identifying Status as Offeror, Issuer or
                                 Other Person))

                            LIMITED PARTNERSHIP UNITS
              -----------------------------------------------------
                           (Title of Class Securities)

                                      None
              -----------------------------------------------------
                       (CUSIP Number of Class Securities)

                          -----------------------------
                                 PETER BRAVERMAN
                          QUADRANGLE ASSOCIATES III LLC
                                7 BULFINCH PLACE
                                    SUITE 500
                                BOSTON, MA 02114
                                 (617) 570-4600

                                  -------------

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

Transaction Valuation*   $2,361,800            Amount of Filing Fee   $463.10

--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 964 units of limited partnership interest of the subject partnership for $2,450 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.


[X]  Check the box if any part of the fee is offset as provided by Rule 0- 11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 463.10                 Filing Party: Quadrangle
                                                             Associates III LLC
Form or Registration No.: Schedule TO          Date Filed: February 12, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the "Statement") of Quadrangle Associates III LLC ("Quadrangle") filed with the Securities and Exchange Commission on February 12, 2004 by Quadrangle relating to an offer to purchase units of limited partnership interest ("Units") of Winthrop California Investors Limited Partnership (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 2004 (the "Offer to Purchase") and the related Letter of Transmittal.

         The Statement is amended to include in the definition of "Bidder" each of Quadrangle, Bulfinch Group LLC ("Bulfinch"), a Delaware limited liability company and the sole member of Quadrangle, WIN Manager Corp., a Delaware corporation and the manager of Quadrangle, and Michael L. Ashner, the managing member of Bulfinch and sole director of WIN Manager Corp.

         Items 1-11 are hereby supplemented by incorporating by reference the information set forth in Supplement No. 1 to Offer to Purchase which is attached hereto as Exhibit (a)(3).


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS

         Item 3 of the Statement is further supplemented as follows:

         Quadrangle and Bulfinch are Delaware limited liability companies, and WIN Manager Corp. is a Delaware corporation, each of which have a business address and telephone at 7 Bulfinch Place, Suite 500, Boston, Massachusetts 02114, (617) 570-4600. Michael L. Ashner is an individual with a business address and telephone at 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753, (516) 822-0022.

         During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedule 1 to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 12  EXHIBITS.

         Item 12 of the Statement is supplemented as follows:

         (a)(3)   Supplement No. 1 to Offer to Purchase

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          QUADRANGLE ASSOCIATES III LLC

                                          By:   WIN Manager Corp.
                                                Manager


                                                By  /s/ Peter Braverman
                                                  ------------------------------
                                                        Peter Braverman
                                                        Executive Vice President


Dated:  March 9, 2004






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                                  Exhibit Index



   Exhibit No.
   -----------

      (a)(3)      Supplement No. 1 to Offer to Purchase, dated March 9, 2004.